February 6, 2006

Via Facsimile ((714) 755-8290) and U.S. Mail

Charles K. Ruck, Esq.
Latham & Watkins LLP
633 West Fifth Street, Suite 4000
Los Angeles, CA  90071

Re:	Amgen Inc.
	Schedules TO-I filed January 31, 2006
	SEC File Nos. 005-34640

Dear Mr. Ruck:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
Because your filings are similar, we have issued comments that are applicable to all three filings, unless the comment specifies otherwise. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Put Option

Right of Withdrawal, page 8
1. We note that the right of withdrawal for securities that are not accepted for payment extends to April 14, 2006. It appears that the
40 business-day period required by Rule 13e-4(f)(2)(ii) expires
March
28, 2006. Please reconcile or revise your document. Please apply this and the following comments to both of your filings.


Payment for Surrendered Securities, page 9
2. We note that you may finance the purchase of the tendered securities by using funds from "existing sources of financing." Please provide the disclosure required by Item 1007(d) of Regulation
M-A. Also, file the exhibits required by Item 1016(b) of Regulation
M-A.

Interests of Directors, Executive Officers, page 10
3. Please tell us why you need to qualify your disclosure "to your knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Additional Information, page 13
4. Revise your disclosure to reflect the new address of the SEC at Station Place, 100 F Street, N.E., Washington, D.C. 20549.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidder and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the bidder acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers and Acquisitions


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Charles K. Ruck, Esq.
Latham & Watkins LLP
February 6, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE